SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 27, 2005

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

CE FRANKLIN LTD.

NOTICE OF

ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the holders of Common Shares ("Shareholders") of CE FRANKLIN LTD. (the "Corporation" or "CE Franklin") will be held in the Cardium Room at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, on Tuesday, the 3rd day of May, 2005, at 2:30 p.m. (Calgary time) for the following purposes:

1.

To receive and consider the financial statements of the Corporation for the fiscal year ended December 31, 2004 and the report of the auditors thereon;

2.

To elect directors of the Corporation for the ensuing year;

3.

To appoint auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors; and

4.

To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted are requested to date and sign the enclosed form of proxy, and to return it in the self-addressed envelope provided, to Computershare Trust Company of Canada, 600, 530-8th Ave. S.W., Calgary, Alberta, T2P 3S8, not later than 12:00 noon (Calgary time) on the last business day preceding the day of the Meeting, or to the Chairman of the Meeting immediately prior to the commencement of the Meeting, otherwise the instrument of proxy will be invalid.  An Information Circular and a copy of the Annual Report accompany this notice.  The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

DATED at the City of Calgary, in the Province of Alberta this 4th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"signed"

Michael S. West

Chairman, President and Chief Executive Officer

CE FRANKLIN LTD.

INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of CE Franklin Ltd. (the "Corporation" or "CE Franklin") to be voted at the Annual Meeting (the "Meeting") of the holders of Common Shares ("Shareholders") of the Corporation to be held on May 3, 2005 at 2:30 p.m. (Calgary time) in the Cardium Room at the Calgary Petroleum Club, 319 – 5 Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting.  The solicitation is intended to be primarily by mail; however, proxies may also be solicited by telephone or in person.  The cost thereof will be borne by the Corporation.  Except where otherwise stated, the information contained herein is given as of the 4th day of April, 2005.

Record Date

The record date for the determination of CE Franklin Shareholders entitled to receive notice of and to vote at the Meeting is April 3, 2005.  CE Franklin Shareholders whose names have been entered in the share register at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of the holder's shares after such date and the transferee of those shares establishes ownership of the shares and demands, not later than 10 days before the Meeting, to be included in the list of CE Franklin Shareholders eligible to vote at the Meeting, said transferee will be entitled to vote those shares at the Meeting.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are Directors and/or officers of the Corporation and have indicated their willingness to represent as proxy the Shareholders who appoint them.  A Shareholder has the right to appoint a nominee other than the persons designated in the enclosed form of proxy to represent him at the Meeting by inserting the name of his chosen nominee (who need not be a Shareholder) in the space provided for that purpose on the form or by completing another proper form of proxy.  Such a Shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and instruct him on how the Shareholder's shares are to be voted.  In any case, the form of proxy should be dated and executed by the Shareholder or his attorney authorized in writing, a copy of which authorization should accompany the proxy.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and deposited with Computershare at 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8, not later than 12:00 noon (Calgary time) on the last business day preceding the day of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it any time before it is exercised by instrument in writing executed by the registered Shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, at which the proxy is to be used.

Voting of Proxies

Each Shareholder may instruct his proxy how to vote his shares by completing the blanks on the form of proxy.  Shares represented by properly executed forms of proxy in favour of the persons designated on the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions made on the forms of proxy on any ballot that may be called for and, if a Shareholder specifies a choice as to any matters to be acted upon, such Shareholder's shares shall be voted accordingly.  In the absence of such instructions or choices, such shares will be voted FOR all matters set out in this Information Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to any other matters which may properly come before the Meeting.  The shares represented by the form of proxy will be voted on such matters in accordance with the best judgment of the person voting such shares.  At the time of printing this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting.

Beneficial CE Franklin Shareholders

The information set forth in this section is of significant importance to many CE Franklin Shareholders, as a substantial number of CE Franklin Shareholders do not hold CE Franklin Shares in their own name.  CE Franklin Shareholders who do not hold CE Franklin Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by CE Franklin Shareholders whose names appear on the records of CE Franklin as the registered holders of CE Franklin Shares can be recognized and acted upon at the Meeting.  If CE Franklin Shares are listed in an account statement provided to a CE Franklin Shareholder by a broker, then, in almost all cases, those shares will not be registered in the CE Franklin Shareholder's name on the records of the Corporation.  Such shares will more likely be registered under the names of the CE Franklin Shareholder's broker or an agent of that broker.  In Canada, the majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  CE Franklin Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting CE Franklin Shares for the broker's clients.

If the form of proxy was received by a CE Franklin Shareholder, unsigned, from an intermediary holding CE Franklin Shares on behalf of a CE Franklin Shareholder, the signed proxy must be returned to such intermediary so that the intermediary can vote the CE Franklin Shares on the CE Franklin Shareholder's behalf.

Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the applicable Meeting.  The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered Shareholders by CE Franklin.  However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor

Communications ("ADP").  ADP typically asks Beneficial Shareholders to return the proxy forms to ADP.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the applicable meeting.  A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote CE Franklin shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the CE Franklin Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered CE Franklin Shareholder and vote the shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors has fixed April 3, 2005 as the record date for determining Shareholders entitled to receive notice of the Meeting.  A person shown as a Shareholder of record on April 3, 2005 will be entitled to vote the shares then registered in such Shareholder's name, except to the extent that (a) the Shareholder has transferred the ownership of any of such shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands not later than ten days before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

As at April 3, 2005, the Corporation had issued and outstanding 17,221,888 Common Shares, each such share entitling the holder to one vote in respect of each share held.  To the knowledge of the Corporation, after reasonable inquiry, no person or group of persons beneficially own, directly or indirectly, or exercise control over shares carrying more than 10% of the voting rights attached to the Common Shares, except as specified below:

Name	Number of CE Franklin Shares	Percentage of CE Franklin Shares
Smith International, Inc.	9,465,382	55.0%
Westcliff Capital Management LLC	2,213,400	12.9%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid by the Corporation to the Chairman, President and Chief Executive Officer and the Vice President and Chief Financial Officer and the three next most high compensated executive officers whose total salary and bonus exceeded $150,000 in 2004 and who served in such capacities at December 31, 2004, (collectively, the "Named Executive Officers") for services rendered to the Corporation for the periods indicated.

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensations ($)

Michael West	2004	210,000	243,450	21,291	--	--	--	--
Chairman,	2003	200,000	--	20,094	76,044	--	--	--
President and Chief	2002	187,642	--	15,027	211,495	--	--	--
Executive Officer(3)
Salvatore Secreti	2004	185,000	178,000	21,274	--	--	--	--
Vice President	2003	176,000	--	19,374	55,766	--	--	--
and Chief Financial	2002	176,000	--	15,504	78,083	--	--	--
Officer

Tim Ritchie	2004	138,600	134,300	19,875	--	--	--	--
Vice President,	2003	132,000	--	14,094	41,824	--	--	--
Operations	2002	120,000	--	13,295	55,748	--	--	--

Brent Greenwood	2004	126,000	121,550	18,677	--	--	--	--
Vice President,	2003	120,000	--	14,094	38,022	--	--	--
Marketing and	2002	120,000	--	12,590	55,748	--	--	--
Supply

Jim Baumgartner	2004	126,000	121,550	14,664	--	--	--	--
Vice President,	2003	120,000	--	13,200	38,022	--	--	--
Sales	2002	120,000	--	9,877	55,748	--	--	--

Notes:

(1)

Bonus amounts are disclosed in the year in which they are earned, but bonus payments are made in the following year.

(2)

For 2004, amounts in this column include $9,969 for a car allowance and $6,533 for contributions to a group RRSP plan for Mr. West; $9,969 for a car allowance and $6,517 for contributions to a group RRSP plan for Mr. Secreti; $9,969 for a car allowance and $5,118 for contributions to a group RRSP plan for Mr. Ritchie; $9,969 for a car allowance and $4,695 for contributions to a group RRSP plan for Mr. Baumgartner; and $9,969 for a car allowance and $4,788 for parking for Mr. Greenwood.

(3)

Mr. West was appointed President and Chief Executive Officer on January 15, 2002, and was appointed Chairman on December 31, 2003.

Stock Options Granted During 2004

No options to purchase Common Shares of the Corporation were granted during 2004 to Named Executive Officers of the Corporation.  On January 11, 2005, 172,064 options to purchase Common Shares of the Corporation were granted to the Named Executive Officers.

Aggregate Option Exercises During 2004 and Option Values at December 31, 2004

The following table sets forth information in respect of the aggregate stock options exercised by the Named Executive Officers during 2004 and the value of unexercised, in-the-money options as at December 31, 2004.  The actual value of the unexercised in-the-money options will be determined by the market price of the Corporation's Common Shares on the date such options are exercised by any of the Named Executive Officers.  There is no assurance that the values of such in-the-money options shown in this table will be realized.

			Unexercised Options/SARs at December 31, 2004		Value of Unexercised in-the-Money Options/SARs at December 31, 2004
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable(1) ($)

Michael S. West	--	--	166,279	121,260	266,577	217,376
Salvatore Secreti	--	--	115,503	63,253	165,476	118,581
Tim Ritchie	--	--	69,810	46,511	94,650	87,626
Brent Greenwood	--	--	67,806	43,964	91,412	82,022
Jim Baumgartner	--	--	59,806	43,964	96,173	82,022

Note:

(1)

The "Value of Unexercised in-the-Money Options/SARs at December 31, 2004" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options.  At the end of the most recently completed financial year, the closing price of the Corporation's Common Shares on the Toronto Stock Exchange was $4.90.

Option Repricing

No options held by Named Executive Officers were repriced during the fiscal year ended December 31, 2004.

Equity Compensation Plan Information

As at December 31, 2004, the following table sets forth information with respect to the Corporation's compensation plans under which equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)	Total number of securities issued and issuable under the Corporation's Stock Option Plan as a Percentage of all issued and outstanding securities (d)

Equity compensation plans approved by securityholders	1,626,701	$3.88	614,224	13.0%

Equity compensation plans not approved by securityholders	nil	N/A	nil	nil

Total	1,626,701	$3.88	614,224(1)	13.0%

Note:

(1)

During 2005, the Corporation issued an aggregate of 413,745 stock options to purchase Common Shares, leaving an aggregate of 200,479 options to issue Common Shares available for future issuance.

Composition of the Compensation Committee

The Compensation Committee is comprised of S. Douglas Martin, Victor Stobbe and Douglas L. Rock, all of whom are independent, non-employee directors of the Corporation.  Mr. Rock is currently Chairman, Chief Executive Officer and President of Smith International, Inc. ("Smith") which holds a material interest in the Corporation.  See "Interest of Management and Others in Material Transactions".  During 2004, no member was a current or former officer or employee of the Corporation or any of its subsidiaries.  The Compensation Committee of the Board of Directors is responsible for, among other matters, reviewing the performance objectives and compensation package for the Chairman, President and Chief Executive Officer, recommending compensation and benefits packages for senior management and reviewing and approving fees paid to members of the Board of Directors.

Report on Executive Compensation

During 2004, the Corporation's compensation arrangements for the Named Executive Officers consisted of a combination of base salary (approximately 50% of total compensation) and a variable pay bonus plan (approximately 50% of total compensation).  No stock options were issued to executive officers during 2004.  The objectives of the Corporation's compensation program are: to align the executive's interests with those of Shareholders; to provide market based compensation that is sufficient to attract, retain and reward a high calibre management team; to provide the opportunity to earn total compensation that is above average when performance standards are exceeded, with an emphasis on annual and longer term incentives and to balance company-wide and operational (individual) performance results.

Salaries

In 2004, the Corporation targeted overall base salary levels at or near the market median considering both its peer group of companies, who are members of the Petroleum Services Association of Canada ("PSAC"), and prevailing salary levels in the Canadian industrial market.

Base salaries are reviewed annually and actual salary levels will reflect market conditions, individual qualifications and performance of the executive and the performance of the Corporation in the preceding year.

Variable Pay Bonus Plan

Each of the Named Executive Officers is eligible to participate in this plan.  Bonus amounts are determined annually.  The amount of the bonus for any executive officer during 2004 was determined based on actual corporate performance measured against an earnings per share target (100% weighting).  Penalties were then applied to the bonus if the Corporation fell short of targets specified for inventory, accounts receivable and freight as a percentage of sales.

During 2004 the earnings per share target was exceeded with a $0.33 (1,800%) improvement over 2003.  Inventory, accounts receivable and freight as a percentage of sales fell short of targets, resulting in a 15% penalty applied to the variable bonus payout to the Named Executive Officers.

The Named Executive Officers will continue to be eligible for annual bonus awards, based on the challenges associated with their responsibilities.  The Compensation Committee will establish target performance measures commensurate with their specific responsibilities in 2005.

Long Term Incentives

The Named Executive Officers are eligible for annual stock option awards with varying levels of grants related to levels of base salary.  Under the terms of the stock option award guidelines, options will be granted from time to time at the discretion of the Board of Directors and upon the approval and recommendation of the Compensation Committee.  All options granted after 2001 have a ten-year term (2001 and prior, a five year term) and vest on a basis determined by the Compensation Committee.  No options were granted to Named Executive Officers during 2004.  The number of stock options previously granted to each Named Executive Officer was not a factor in determining not to grant stock options within the Corporation in 2004.

Given the "option overhang" as a proportion of shares outstanding created by the number of unexercised stock options granted in previous years to executives of the Corporation, the Named Executive Officers are not expected to receive additional stock options in 2005.  Instead, other stock-based compensation is currently being considered by the Compensation Committee.

Chairman, President and Chief Executive Officer Compensation

The compensation for the Chairman, President and Chief Executive Officer incorporates a base salary, participation in the variable pay bonus plan and the long term incentive plan, the terms of which are described above under "Salaries", "Variable Pay Bonus Plan" and "Long Term Incentives".  The Chairman, President and Chief Executive Officer's salary, variable pay and long term incentives awards are designed and administrated by the Compensation Committee in the same manner and subject to the same targets as the other Named Executive Officers.

Other

There were no instances of waiver or adjustment of any performance criteria of any element of the salary, variable pay bonus plan or long term incentive plan as described above in 2004.

No action or recommendation of the Compensation Committee was in any material way modified or rejected by the Board of Directors in 2004.

This report is submitted by the Compensation Committee, which consists of:

S. Douglas Martin	Victor Stobbe	Douglas L. Rock

Corporate Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total Shareholder return on its Common Shares as listed on the American Stock Exchange with the cumulative return on the American Stock Exchange Market Value Index and the American Stock Exchange Oil Index.

Compensation of Directors

Mr. West, President and Chief Executive Officer of the Corporation, does not receive any additional compensation for being a member and Chairman of the Board of Directors of the Corporation.  In addition, Messrs. Rock and Kennedy, as nominees of Smith, the majority Shareholder of the Corporation, do not receive compensation for being members of the Board of Directors of the Corporation.

During 2004, the other directors of the Corporation were compensated based on a flat fee of $7,500 plus meeting fees for which they were in attendance of $1,000 per meeting for board meetings, $750 per meeting for committee meetings, and $250 for meetings that they were in attendance by phone.

In addition, during 2004, a Special Committee was established to evaluate the proposed acquisition of Wilson International, Inc. ("Wilson") from Smith.  Mr. Stobbe and Mr. Dyck were each paid a flat fee of $40,000 as members of the Special Committee.

Mr. Schnell and Mr. Martin were paid directors fees of $14,250 and $35,250 in 2004, respectively.  Mr. Dyck and Mr. Stobbe were paid directors fees of $55,000 and $58,000 respectively (including Special Committee fees).  Directors are also reimbursed for their expenses incurred in respect of each meeting of the directors or special service.  Employees of the Corporation receive no additional compensation for acting as directors of the Corporation.  Directors who are not officers of the Corporation or an affiliate of the Corporation have in the past also been granted options to purchase Common Shares, although no options were granted in 2004.  No compensation was paid to any director of the Corporation for their services as consultants or experts to the Corporation.

Employment Contract

The Corporation has entered into employment contracts with the Chairman, President and Chief Executive Officer and the Vice-President and Chief Financial Officer which provides for payment of 24 months' and 12 months' salary respectively, if employment is terminated without cause.

Mr. West's employment contract also entitles him to terminate his employment and receive a payment of 24 months' salary in the event that certain change of control provisions are triggered.

Directors' and Officers' Liability Insurance

The Corporation maintains a policy of directors' and officers' liability insurance, the premium for which in 2004 annualized was $165,000 and which is paid for by the Corporation.  The policy has a limit of $25,000,000 and has a $500,000 deductible for the Corporation in Canada and a U.S.$500,000 deductible in the U.S. with respect to judgements, settlements and defence costs for indemnifiable losses.

Indebtedness of Directors and Senior Officers

No directors or senior officers nor any of their associates or affiliates were indebted to the Corporation during 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

John J. Kennedy and Douglas L. Rock are directors of the Corporation.  Mr. Rock is President, Chief Executive Officer and Chairman of the Board of Smith (which holds 9,465,382 CE Franklin Shares representing approximately 55% of the issued and outstanding CE Franklin Shares) and Mr. Kennedy is President and Chief Executive Officer and a director of Wilson, a wholly-owned subsidiary of Smith.  During 2004, the Corporation purchased inventory in the ordinary course of business, and at market rates, from affiliates of Smith.

ELECTION OF DIRECTORS

The board presently consists of seven directors.  It is proposed that seven directors be elected to serve until the next annual meeting or until their successors are duly elected, unless their offices are earlier vacated.  The term of office of all the present directors expires upon the election of their successors.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the applicable nominees set forth below.  Management does not contemplate that any of the nominees will be unable to serve as director, however, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.  Information is given below with respect to each nominee for election as a director:

Name, Position with Corporation and Municipality of Residence	Principal Occupation	Shares Owned Beneficially or Controlled(1)	Director Since

Michael S. West(2) Director and Chairman, President and Chief Executive Officer Calgary, Alberta

Director, President and Chief Executive Officer of the Corporation since January 15, 2002.  Mr. West was appointed Chairman of the Board on December 31, 2003; prior thereto Mr. West was Vice President, Operations with a national distributor of supplies to the energy industry.

		nil	January 15, 2002
David A. Dyck(2) (4) (6) Director Calgary, Alberta

Vice President, Finance and Chief Financial Officer of Western Oil Sands Inc. (oil production)  from April 2000 to present.  Prior thereto, Senior Vice President, Finance and Administration and Chief Financial Officer of Summit Resources Limited (oil and gas exploration and production).

		nil	May 4, 2004
John J. Kennedy(5) Director Houston, Texas	President and Chief Executive Officer of Wilson.	nil	July 14, 1999
S. Douglas Martin(3) Director Calgary, Alberta	Retired businessman. Chairman of the Corporation from October 16, 2001 to December 31, 2003.	100	November 21, 1994
Douglas L. Rock(2) (3) Director Houston, Texas	Chairman and Chief Executive Officer of Smith International, Inc.	nil	July 14, 1999
Gordon R. Schnell(4) (5) Director Cochrane, Alberta	President of Monashee Spring Water (bottled water). Interim President and Chief Executive Officer of the Corporation from October 16, 2001 to January 15, 2002. Prior thereto, retired Management consultant.	7,400	November 3, 1995
Victor Stobbe(3) (4) (6) Director Okotoks, Alberta

Chief Financial Officer of Wave Energy Ltd. (oil and gas exploration and production).  Formerly President of American Leduc Petroleums Ltd. (oil and gas exploration and production) from October 1997 to October 2003.

		nil	August 6, 2003

Notes:

(1)

The information as to Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees.

(2)

Member of Corporate Governance and Nominating Committee.

(3)

Member of Compensation Committee.

(4)

Member of Audit Committee.

(5)

Member of Environment, Health & Safety Committee.

(6)

Member of Special Committee.

Except as disclosed, each of the foregoing nominees has held his present principal occupation with his current employer or other positions with the same firm throughout the last five years.

APPOINTMENT OF AUDITORS

Unless proxies are marked to withhold authority to vote for, the persons named in the accompanying form of proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are duly elected or appointed, at a remuneration to be fixed by the board of directors.  PricewaterhouseCoopers LLP or its predecessor, Coopers & Lybrand, have been the auditors of the Corporation since February 1993.

OTHER BUSINESS

It is not the intention of the management of the Corporation to bring any other business before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders.  However, the enclosed form of proxy is a discretionary proxy and the persons named therein are authorized to vote in accordance with their discretion on any other matters, which may properly come before the Meeting, or any adjournment thereof.

ADDITIONAL INFORMATION

Copies of the Corporation's most recent annual report and any information incorporated therein by reference, the Corporation's audited consolidated financial statements as at and for the year ended December 31, 2004 and this Information Circular may be obtained on the SEDAR website at www.sedar.com or from the Vice President and Chief Financial Officer of the Corporation at 1900, 300 – 5th Avenue S.W., Calgary, Alberta  T2P 3C4.

CE FRANKLIN LTD.

PROXY

Solicited by Management for the Annual Meeting

of Shareholders to be held on May 3, 2005

The undersigned, being a holder of Common Shares of CE Franklin Ltd. (the "Corporation"), hereby appoints Michael S. West, or failing him S. Douglas Martin, or instead of either of them, _________________________, as proxy for the undersigned, with full power of substitution, to attend and act on behalf of the undersigned at the Annual Meeting (the "Meeting") of shareholders of the Corporation to be held on 3rd day of May, 2005, and at any adjournment thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or any adjournment thereof, notice of which Meeting, with the Information Circular accompanying the same, has been received by the undersigned, and on behalf of the undersigned, to vote as specifically directed below:

1.

FOR  _____________

   WITHHOLD AUTHORITY TO VOTE FOR

_____________

the election of directors to be nominated by management of the Corporation at the Meeting;

2.

FOR _____________

   WITHHOLD AUTHORITY TO VOTE FOR  _____________

the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta as Auditors of the Corporation at such remuneration to be fixed by the Board of Directors;

in his or her discretion upon any amendment to any of the above matters and any other matter which may properly come before the Meeting or any adjournment thereof.

The undersigned hereby revokes any instrument of proxy previously given and does hereby further ratify all the proxy may lawfully do in the premises.

DATED this ____ day of _____________, 2005.

____________________________

Name of Shareholder (please print)

____________________________

Signature of Shareholder

To be valid, proxies must be deposited at the office of Computershare Trust Company of Canada, 600, 530-8th Ave. S.W., Calgary, Alberta, T2P 3S8, not later than 12:00 noon (Calgary time) on the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment thereof.

SEE NOTES ON NEXT PAGE

NOTES:

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized and shall be dated.  Persons signing as executors, administrators or trustees should so indicate and give their full title as such.  A partnership should sign in the partnership name by an authorized person(s).

A shareholder submitting a proxy shall have the right to appoint a person to represent him, her or it at the Meeting other than the nominees of management.  To exercise this right, such shareholder should insert the name of the desired representative in the blank space provided above or submit another appropriate form of proxy.

The shares represented by this proxy will be voted as specified by the shareholder, but if no specification is made, they will be voted for the above matters.

Management knows of no matters to come before the Meeting of shareholders other than the matters referred to in the Notice of Meeting.  However, the persons named in the enclosed form of proxy are authorized to vote in accordance with their discretion on any other matters which may properly come before the Meeting or any adjournment thereof.

MAILING LIST RETURN CARD

CE FRANKLIN LTD.

TO:

Securityholders of CE Franklin Ltd. (the "Corporation")

National Instrument 51-102 provides registered and beneficial securityholders with the opportunity to elect annually to have their name added to an issuer's mailing list in order to receive financial statements and Management's Discussion & Analysis thereon ("MD&A"). If you are interested in receiving financial statements and MD&A, please complete and return this form. Please note that registered shareholders (i.e., those shareholders whose names appear in the share registers of the Corporation) will continue to receive annual financial statements without the need for delivery of any notice to the Corporation.

I wish to receive: (check applicable box(es))

__

Annual Financial Statements and MD&A

__

Interim Financial Statements and MD&A

(PLEASE PRINT YOUR NAME AND ADDRESS)

_____________________________________________________________________________

(First Name and Surname)

_____________________________________________________________________________

(Number and Street) (Apartment/Suite)

_____________________________________________________________________________

(City)                                   (Province/State)                                 (Postal Code/Zip Code)

Dated:  ______________________________

Signed:  ______________________________

(Signature of Shareholder)